March 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3233

Re:	SmartStop Self Storage REIT, Inc.

Registration Statement on Form S-11, as amended

File No. 333-264449

Ladies and Gentlemen:

On behalf of SmartStop Self Storage REIT, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-11, as amended (the “Registration Statement”), be accelerated to April 1, 2025 at 4:00 pm Eastern Time, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Michael K. Rafter of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (404) 322-6627.

Very truly yours,

SmartStop Self Storage REIT, Inc.

By:	/s/ H. Michael Schwartz
H. Michael Schwartz
Chief Executive Officer

cc:	Mr. James Barry

Mr. Nicholas Look

Mr. Michael K. Rafter, Nelson Mullins Riley & Scarborough LLP

Mr. Julian T. H. Kleindorfer, Latham & Watkins LLP